Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163952

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 30, 2012

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 22, 2009

Brookfield Infrastructure Partners L.P.

$

Limited Partnership Units

This offering (the “Offering”) of limited partnership units (the “Units”) of Brookfield Infrastructure Partners L.P. (our “Partnership” and, our Partnership, collectively with its subsidiary entities and operating entities, “Brookfield Infrastructure”) under this prospectus supplement (this “Prospectus Supplement”) consists of              Units (collectively, with the Units issuable upon exercise of the Over-Allotment Option (as defined below), the “Offered Units”) at a price of $         per Unit (the “Offering Price”).

Concurrent with the closing of the Offering, Brookfield Asset Management Inc. and its affiliates (other than Brookfield Infrastructure, collectively, “Brookfield”) will, pursuant to an exemption from the Canadian and U.S. prospectus and registration requirements (the “Concurrent Private Placement”), purchase              redeemable partnership units (“RPUs”) of Brookfield Infrastructure L.P. (the “Holding LP”) at $         per RPU, representing the Offering Price per Unit net of underwriting commissions payable by our Partnership. The Concurrent Private Placement will permit Brookfield to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis. See “Concurrent Private Placement”.

Our Units are listed for trading under the symbol “BIP.UN” on the Toronto Stock Exchange (the “TSX”) and “BIP” on the New York Stock Exchange (the “NYSE”). On July 27, 2012, before the public announcement of the Offering, the closing sale prices of the Units on the TSX and the NYSE were C$34.05 and US$33.90, respectively. Applications have been made to list the Offered Units on the TSX and the NYSE.

Investing in the Units involves risks. See “Risk Factors” on page S-13 of this Prospectus Supplement, on page 5 of the accompanying prospectus of our Partnership dated December 22, 2009 (the “Prospectus”), the risk factors included in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2011, dated April 27, 2012, as amended (our “Annual Report”), and in other documents we incorporate in this Prospectus Supplement by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriters’ Fee(1)	Net Proceeds to our Partnership(2)
Per Unit	$	$	$
Total(3)	$	$	$

(1)	The Underwriters’ fee is equal to % of the gross proceeds of the Offering. See “Underwriting”.

(2)	Before deduction of our Partnership’s expenses of this issue, estimated at $ , which, together with the Underwriters’ fee, will be paid from the proceeds of the Offering.

(3)

Our Partnership has granted to the Underwriters the right (the “Over-Allotment Option”), exercisable until the date which is 30 days following the closing of the Offering, to purchase from us on the same terms up to              Units (the “Additional Units”), being a number equal to 15% of the number of Units sold in the Offering. If the Over-Allotment Option is exercised in full, the total price to the public will be $        , the Underwriters’ fee will be $         and the net proceeds to our Partnership will be $        . If the Underwriters exercise the Over-Allotment Option, in full or in part, Brookfield will have the option to purchase such number of additional RPUs that will permit Brookfield to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis. A purchaser who acquires Offered Units forming part of the over-allotment position acquires those Units under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters (as defined below) expect to deliver the Offered Units on or about                     , 2012 through the book-entry facilities of the Depository Trust Company.

Joint Book-Running Managers

Credit Suisse	RBC Capital Markets	Citigroup	HSBC

The date of this Prospectus Supplement is                     , 2012

Capitalized terms which are used but not otherwise defined in this Prospectus Supplement shall have the meaning ascribed thereto in the Prospectus. All references in this Prospectus Supplement to “Canada” mean Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. If information varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

You should only rely on the information contained or incorporated by reference in this Prospectus Supplement, the Prospectus or any “free writing prospectus” we may authorize to be delivered to you. We have not, and the Underwriters have not, authorized anyone to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this Prospectus Supplement, the Prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the SEC, that is incorporated by reference in this Prospectus Supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are offering to sell the Offered Units and are seeking offers to buy the Offered Units, only in jurisdictions where such offers and sales are permitted. The distribution of this Prospectus Supplement and the Prospectus and the offering of the Offered Units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Prospectus Supplement or the Prospectus must inform themselves about and observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement and the Prospectus outside the United States. This Prospectus Supplement and the Prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are formed under the laws of Bermuda, some of our officers and directors and some of the experts named in this Prospectus Supplement are residents of Canada or another non-U.S. jurisdiction and a portion of our assets and the assets of those officers, directors and experts are located outside the United States.

CURRENCY

Unless otherwise specified, all dollar amounts in this Prospectus Supplement are expressed in U.S. dollars and references to “dollars,” “$” or “US$” are to U.S. dollars, all references to “C$” are to Canadian dollars and all references to “£” or “GBP” are to pounds sterling.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference in this Prospectus Supplement and in the Prospectus contain certain “forward-looking statements” and “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These forward-looking statements and information also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would,” or the negative of those terms or other comparable terminology. In particular, our statements with respect to our planned strategic acquisitions and the expected results of those acquisitions are forward-looking statements. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause the actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in this Prospectus Supplement and in the Prospectus include, without limitation:

•

the AVN (as defined below) and Inexus (as defined below) acquisitions, as well as other potential acquisitions discussed herein, may not be completed as planned and, in that event, the use of proceeds from this Offering is not certain;

•	our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;

•	our Partnership is a holding entity that relies on its subsidiaries to provide the funds necessary to pay our distributions and meet our financial obligations;

•	future sales and issuances of our units, or the perception of such sales or issuances, could depress the trading price of our units;

•	future acquisitions may significantly increase the scale and scope of our operations;

•

the terms of our Credit Facilities (as defined below) subject us to financial and operating covenants which restrict our ability to engage in certain types of activities and make distributions in respect of equity;

•	foreign currency risk and risk management activities;

•

our Partnership is not regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder, or the Investment Company Act;

•	we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•	effectiveness of our internal controls over financial reporting could have a material effect;

•	general economic conditions and risks relating to the global economy;

•	commodity risks;

•	availability and cost of credit;

•	government policy changes;

•	exposure to uninsurable losses and force majeure events;

•	infrastructure operations may require substantial capital expenditures;

•	labour disruptions and economically unfavorable collective bargaining agreements;

•	exposure to health and safety related accidents;

•	exposure to increased economic regulation;

•	exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•	high levels of regulation upon many of our operating entities;

•	First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

•	the competitive market for acquisition opportunities;

•	our ability to renew existing contracts and win additional contracts with existing or potential customers;

•	timing and price for the completion of unfinished projects;

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	change of control provisions as a result of the our acquisition of the ownership interests in Prime Infrastructure not already held by us, which was completed on December 8, 2010;

•	some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress;

•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

•	reliance on computerized business systems;

•	utility operation customers may default on their obligations;

•	transport and energy operation customers may default on their obligations;

•	timber operations may be affected by economic recessions or downturns;

•	our operations depend on relevant contractual arrangements;

•	reliance on tolling and revenue collection systems;

•	weather conditions, industry practice and regulations associated with forestry may limit or prevent harvesting by our timber operations;

•	Brookfield’s influence over our Partnership;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•	interests in Brookfield Infrastructure Partners Limited, our Partnership’s general partner (our “Managing General Partner”) may be transferred to a third party without unitholder consent;

•	Brookfield may increase its ownership of our Partnership;

•	Brookfield does not owe our unitholders any fiduciary duties;

•	conflicts of interest between our Partnership and our unitholders, on the one hand, and Brookfield, on the other hand;

•	our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•

our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement as described under Item 6.A “Directors and Senior Management — Our Master Services Agreement” of our Annual Report;

•	the limited liability of, and our indemnification of, our manager;

•	our unitholders do not have a right to vote on partnership matters or to take part in the management of our Partnership;

•	market price of our units may be volatile;

•	changes in tax law and practice; and

•	other factors described in our Annual Report, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in our Annual Report.

The risk factors included in our Annual Report and in other documents incorporated by reference could cause our actual results and our plans and strategies to vary from our forward-looking statements. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements and information might not occur. We qualify any and all of our forward-looking statements and information by these risk factors. Please keep this cautionary note in mind as you read this Prospectus Supplement. We disclaim any obligation to update or revise publicly any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES

FFO

To measure performance, among other measures, we focus on net income as well as funds from operations (“FFO”). We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items. FFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards (“IFRS”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects — Reconciliation of Non-IFRS Financial Measures” of our Annual Report for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

AFFO

In addition, we use adjusted funds from operations (“AFFO”) as a measure of long-term sustainable cash flow. We define AFFO as FFO less maintenance capital expenditures. AFFO is a measure of operating performance. AFFO is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers. AFFO has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects — Reconciliation of Non-IFRS Financial Measures” of our Annual Report for more information on this measure, including a reconciliation of AFFO to the most directly comparable IFRS measure.

Adjusted EBITDA

In addition, we focus on “adjusted EBITDA”, which we define as FFO excluding the impact of interest expense, cash taxes, and other income (expenses). Like FFO, adjusted EBITDA is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects — Reconciliation of Non-IFRS Financial Measures” of our Annual Report for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

Invested Capital

In addition, in calculating certain performance yields we use “Invested Capital”. We define Invested Capital as partnership capital adding back the following items: maintenance capital expenditures, non-cash statement of operating results items and other comprehensive income. Invested Capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Invested Capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested Capital has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects — Reconciliation of Non-IFRS Financial Measures” of our Annual Report for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and periodic reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. In addition, we are required to file documents filed with the SEC with the securities regulatory authority in each of the provinces and territories of Canada. Periodic reports and other information filed with the SEC may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian securities regulatory authorities. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system. This information is also available on our website at www.brookfieldinfrastructure.com. Throughout the period of distribution, copies of these materials will also be available for inspection during normal business hours at the offices of our manager at Three World Financial Centre, 200 Vesey Street, 11th Floor, New York, New York, United States 10281-1021.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal unitholders are exempt from the reporting and short- swing profit recovery provisions contained in Section 16 of the Exchange Act relating to their purchases and sales of Units. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, as soon as practicable, and in any event within 120 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent public accounting firm. We also intend to furnish quarterly reports on Form 6-K containing unaudited interim financial information for each of the first three quarters of each fiscal year.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof. The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	our annual report on Form 20-F for the fiscal year ended December 31, 2011 dated April 27, 2012;

(b)	our annual report on Form 20-F/A for the fiscal year ended December 31, 2011 dated April 30, 2012; and

(c)	our unaudited interim condensed and consolidated financial statements for the three months ended March 31, 2012 and management’s discussion and analysis thereon on Form 6-K dated May 18, 2012.

In addition, all subsequent annual reports filed by us with the SEC on Form 20-F and any Form 6-K filed or furnished by us that is identified in such form as being incorporated by reference into the registration statement of which this Prospectus Supplement and the Prospectus form a part, in each case subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement as of the date of the filing of such documents. We shall undertake to provide without charge to each person to whom a copy of this Prospectus Supplement has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this Prospectus Supplement by reference, including exhibits to such documents. Requests for such copies should be directed to:

Brookfield Infrastructure Partners L.P.

Investor Relations

73 Front Street

Hamilton HM 12

Bermuda

Attn: Tracey Wise, Vice President, Investor Relations & Communications

Email: twise@brookfield.com

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement, or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

RECENT DEVELOPMENTS

Consolidating Ownership in Chilean Toll Road

Brookfield Infrastructure and its institutional partners have executed definitive documents to acquire the remaining 45% of the Autopista Vespucio Norte (“AVN”) toll road that they do not currently own for approximately $590 million, comprised of $290 million in cash and the assumption of $300 million of debt. Brookfield Infrastructure will participate by investing approximately $165 million, which will result in Brookfield Infrastructure holding an aggregate ownership interest in AVN of 51% upon completion. This Chilean toll road is a key artery in the ring road network surrounding Santiago, and it benefits from an attractive revenue framework whereby tolls escalate annually at inflation plus 3.5%. Furthermore, tolls may also increase from congestion pricing if traffic exceeds threshold levels. AVN’s traffic has increased at a compounded annual growth rate of 8% for the past three years and 12% for the six months year-to-date over the prior year period. The transaction, which is subject to customary closing conditions, is expected to close in October of 2012.

Following the close of this transaction, Brookfield Infrastructure and its institutional partners will own 100% of one of the leading toll roads in Chile. In addition to expected benefits from projected traffic growth and tariff increases, Brookfield Infrastructure will be well positioned to invest additional capital to upgrade and expand this road in order to mitigate bottlenecks and improve its connectivity. Brookfield Infrastructure expects that it will be able to earn attractive returns on these additional capital expenditures.

Expansion of Utilities Platform

Brookfield Infrastructure has executed definitive agreements to acquire 85% of Inexus Group (“Inexus”), one of the largest owners and operators of gas and electricity connections in the UK, from Challenger Infrastructure Fund (“Challenger”) for £10 million (approximately $15 million), plus a contingent payment of £26 million (approximately $40 million) if certain milestones are reached. The initial payment is conditioned upon, among other things, approval of the transaction by Challenger’s unitholders on August 15, 2012 and waiver of pre-emptive rights by the minority owners of Inexus. The contingent payment is subject to the successful negotiation and completion of a proposed recapitalization of Inexus, and to the clearance of the transaction by UK competition authorities.

Brookfield Infrastructure’s current UK regulated distribution business generates stable cash flows that are underpinned by regulated tariffs which adjust annually by an inflation factor. Pursuant to the recapitalization, if completed, Brookfield Infrastructure intends to merge Inexus into its existing UK regulated distribution business and invest approximately $450 million, including the contingent payment, to reduce leverage of this entity to investment grade levels. Following the close of the transaction, Brookfield Infrastructure would more than double its installed base of gas and electricity connections to over 1 million connections. Furthermore, this transaction, if completed, would extend Brookfield Infrastructure’s capability into high margin fibre and district heating projects. Assuming all the conditions precedent are satisfied, the acquisition and the recapitalization are expected to close in the fourth quarter of 2012.

If the AVN and Inexus transactions are both completed, Brookfield Infrastructure anticipates that it will invest a total of up to approximately $630 million in these two investments.

Potential Acquisitions

Brookfield Infrastructure is currently considering a number of acquisitions in its key sectors — utilities and transport and energy — that are consistent with its strategy. Recently, Brookfield Infrastructure and its institutional partners entered into discussions with Abertis Infraestructuras, S.A. (“Abertis”), one of the leading owners and operators of toll roads in the world, to create a joint venture to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure and its institutional partners would own 49% of the joint venture and Abertis would own the remaining 51%, with strong corporate governance. If the parties are able to execute definitive agreements to create the joint venture and acquire the 60% interest in OHL Brasil, the joint venture would, if required, undertake to launch a subsequent tender offer to acquire the remaining 40% of OHL Brasil that is publicly traded, resulting in a final ownership interest of between 60% and 100% depending upon the outcome of the tender offer. If successful with the potential transaction, the Partnership expects to initially invest approximately $250 million, representing an initial equity interest in OHL Brasil of approximately 13%, with the possibility of a follow-on investment pursuant to the tender offer.

OHL Brasil is one of the largest owners and operators of toll road concessions in Brazil, with over 3,200 km of roads in states that account for approximately 65% of Brazil’s GDP and that are home to nearly two-thirds of the country’s approximately 70 million vehicles. OHL Brasil’s toll road concessions are expected to benefit from projected increases in traffic and rates that are indexed to inflation. With a combination of established assets and toll roads in an expansionary phase, Brookfield Infrastructure expects the OHL Brasil portfolio to generate stable cashflow with growth. However, there can be no assurance of when or if a definitive agreement will be executed in respect of this opportunity.

Asset Divestitures

Brookfield Infrastructure is exploring strategic alternatives to divest some of its timber and certain non-core assets. In the current low interest rate environment and given strong interest in infrastructure assets from institutional and strategic buyers, Brookfield Infrastructure believes that there could be opportunities to monetize these assets and reinvest capital in assets that offer superior returns. No assurances can be given that Brookfield Infrastructure will be able to sell these assets at an acceptable price or within the time periods contemplated.

Earnings Update

In connection with these announcements, Brookfield Infrastructure is providing summary preliminary quarterly results. For the quarter ended June 30, 2012, net income and FFO compared to the quarter ended June 30, 2011 are as indicated in the following table.

	Three months ended June 30
US$ millions (except per unit amounts)	2012	2011
FFO	$111	$102
— per unit[1]	$0.60	$0.65
Net income	$(26)	$26
— per unit[1]	$(0.14)	$0.17

[1]	Average number of units outstanding on a fully diluted weighted average basis for the three months ended June 30, 2012 was 185.1 million (2011 – 157.4 million).

The following table reconciles FFO with net income:

	Three months ended June 30
US$ millions	2012	2011
Net Income	$(26)	$26
Add back or deduct the following:
Depreciation, and amortization	70	53
Fair value adjustments	3	6
Deferred taxes and other items	64	17

FFO	$111	$102

On August 8, 2012 Brookfield Infrastructure expects to release its results for the quarter ended June 30, 2012. Brookfield Infrastructure’s FFO, its key measure of operating performance, totaled $111 million ($0.60 per unit) compared to FFO of $102 million ($0.65 per unit) in the second quarter of 2011. Results reflect a significant increase in FFO from Brookfield Infrastructure’s transport and energy segment and a strong performance from its utilities segment, which was partially offset by a decreased contribution from its timber business. Brookfield Infrastructure also expects to record a net loss of $26 million (loss of $0.14 per unit) for the quarter ended June 30, 2012, compared to net income of $26 million ($0.17 per unit) in the second quarter of 2011 as a result of certain non-cash charges that totaled approximately $50 million during the current period primarily attributable to the recent refinancing completed at its North American gas transmission business, which offset the increase in FFO. These non-cash charges are non-recurring in nature and do not materially impact Brookfield Infrastructure’s operations.

The estimates above are unaudited and represent the most current information available to management. Since management has not completed its closing procedures for the quarter ended June 30, 2012, these estimates are preliminary, are based on management’s internal estimates and are subject to further internal review by management and approval by Brookfield Infrastructure’s audit committee. Brookfield Infrastructure’s actual financial results could be different from the results shown above and those differences could be material. Accordingly, readers should not place undue reliance on these estimates. See “Caution Regarding Forward-Looking Statements” above. The preliminary financial data included in this Prospectus Supplement has been prepared by, and is the responsibility of, Brookfield Infrastructure’s management and has not been reviewed or audited or subject to any other procedures by Brookfield Infrastructure’s independent registered public accounting firm. Accordingly, Brookfield Infrastructure’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary data.

THE OFFERING

Issuer	Brookfield Infrastructure Partners L.P.

Units offered by us	Units.

Units if the Underwriters exercise in full their option to purchase up to an additional Units to cover any over-allotments.

Total Units outstanding after the Offering	Units, assuming no exercise of the Over-Allotment Option; or

             Units, assuming full exercise of the Over-Allotment Option.

Use of proceeds

Brookfield Infrastructure expects to use the proceeds of the Offering and the proceeds of the Concurrent Private Placement to partially fund the growth initiatives discussed under “Recent Developments”, including approximately $165 million to acquire its additional interest in AVN, approximately $55 million for the Inexus acquisition and the remainder for the related Inexus recapitalization. If we are able to reach an agreement to invest in OHL Brasil, we expect to invest approximately $250 million to acquire an interest in OHL Brasil. Any excess net proceeds from the Offering and proceeds from the Concurrent Private Placement not used for such purposes (including because one or more of the growth initiatives is not successfully completed) will be used for other organic and strategic growth initiatives and general corporate purposes. Prior to being deployed for such purposes, the net proceeds will initially be used to repay amounts outstanding under our Credit Facilities. See “Use of Proceeds”.

Risk factors

Investing in the Units involves risks. See “Risk Factors” on page S-13 of this Prospectus Supplement, on page 5 of the Prospectus, the risk factors included in our Annual Report and in other documents we incorporate in this Prospectus Supplement by reference.

TSX symbol	“BIP.UN”

NYSE symbol	“BIP”

Conflicts of interest

Because at least five percent of the net proceeds of this Offering, not including underwriting compensation, may be used to reduce the outstanding balance of Credit Facilities extended by each of RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc. and Deutsche Bank Securities Inc. or their respective affiliates, such Underwriters are deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority. Accordingly, this Offering will be made in compliance with the applicable provisions of Rule 5121. Under Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this Offering, because the Offering is of a class of securities having a bona fide public market, as defined in Rule 5121. RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc. and Deutsche Bank Securities Inc. will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

RISK FACTORS

An investment in the Units involves a high degree of risk. Before making an investment decision, you should carefully consider the risks incorporated by reference from our Annual Report and the other information incorporated by reference in this Prospectus Supplement, as updated by our subsequent filings with the SEC, pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act, and securities regulatory authorities in Canada, which are incorporated in the Prospectus and in this Prospectus Supplement by reference. The risks and uncertainties described therein are not the only risks and uncertainties we face. In addition, please consider the following risks before making an investment decision:

The growth initiatives may not be completed as planned and, in that event, the use of proceeds from this Offering is not certain.

The AVN and Inexus growth initiatives are subject to a number of closing conditions, including, as applicable, lender and concession provider consents and securityholder, regulatory (including competition authority) and other third party approvals that are beyond our control and may not be satisfied. Further, we have not yet reached an agreement with Abertis to invest in OHL Brasil and Abertis has not yet reached an agreement with the majority owner of OHL Brasil to acquire its interests in OHL Brasil. If all or some of the growth initiatives are unable to be completed on the terms agreed, we may need to delay the acquisitions or terminate the acquisitions altogether. In addition, in the case of Inexus, we may decide not to proceed and to terminate our agreements if we cannot complete the recapitalization on terms that are acceptable to us in our sole discretion.

In the event that one or more of the growth initiatives do not proceed or we are unable to reach an agreement to invest in OHL Brasil, in whole or in part, we intend to use the net proceeds of the Offering and the Concurrent Private Placement for investment opportunities, working capital and other corporate purposes (including, in the short term, paying down our Credit Facilities).

If we are not able to complete the growth initiatives or reach an agreement to invest in OHL Brasil, in whole or in part, or to the extent there are any surplus proceeds of the Offering, Brookfield Infrastructure may not be able to identify alternative investments that are of a comparable quality to the those contemplated in the growth initiatives, in a timely manner, or at all. In addition, if all or a portion of the proceeds of the Offering or the Concurrent Private Placement are not deployed in a timely manner following closing, or if the returns are lower than the returns anticipated from the growth initiatives, the Partnership may not be able to achieve growth in its distributions in line with its stated goals and the market value of our Units may decline.

Furthermore, if the growth initiatives are completed, the operations of OHL Brasil, AVN and Inexus are subject to the risks relating to our operations and the infrastructure industry which are set forth in our Annual Report. As a result of these conditions, circumstances and risks, we may not be able to achieve the growth described in this Prospectus Supplement.

For more information see “Where You Can Find More Information” and “Documents Incorporated By Reference” in this Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

The following table sets forth the partnership capital and consolidated indebtedness of our Partnership as of March 31, 2012, the date of our Partnership’s most recently filed financial statements: (a) before the Offering; and (b) after giving effect to the completion of the Offering and the Concurrent Private Placement. Other than the proposed Offering and the Concurrent Private Placement or as otherwise set forth in the table, there have been no other material changes to the unit or loan capital of our Partnership on a consolidated basis since March 31, 2012. The table below should be read together with the detailed information and financial statements incorporated by reference in this Prospectus Supplement and the Prospectus, including the unaudited interim condensed and consolidated financial statements of our Partnership as of and for the three months ended March 31, 2012, incorporated by reference into this Prospectus Supplement.

US$ millions	As at March 31, 2012	As at March 31, 2012 After Giving Effect to the Offering and the Concurrent Private Placement
Corporate borrowings(1)	$32		$32
Non-recourse borrowings	5,217		5,217
Other liabilities	2,773		2,773
Preferred shares	20		20
Partnership capital
Partnership capital	4,215			(2)
Non-Controlling interest	1,947		1,947
Total Capitalization	$14,204	$

(1)	On July 19, 2012, Brookfield Infrastructure replaced its $700 million senior secured revolving credit facility with the new Credit Facilities. The table does not include $288 million of borrowings under our new Credit Facilities which was drawn subsequent to March 31, 2012.
(2)	Assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the “as adjusted” amount for Partnership capital would be $ ..

DESCRIPTION OF PARTNERSHIP CAPITAL

As of July 30, 2012, there were approximately 132,393,109 Units outstanding (184,091,190 Units assuming the exchange of all of Brookfield’s RPUs), and no Preferred Limited Partnership Units outstanding. After giving effect to the Offering and the Concurrent Private Placement (assuming the exercise of the Over-Allotment Option in full), there would be approximately              Units outstanding (             Units assuming the exchange of all of Brookfield’s RPUs).

See “Description of Limited Partnership Units” and “Description of Preferred Limited Partnership Units” in the Prospectus for further information regarding the principal rights, privileges, restrictions and conditions attaching to the Units and the Preferred Limited Partnership Units of our Partnership.

CONCURRENT PRIVATE PLACEMENT

Prior to the completion of the Offering and the Concurrent Private Placement, Brookfield owns an approximate 30% interest in Brookfield Infrastructure, on a fully exchanged basis, including its general partner interests in our Partnership and the Holding LP.

Concurrent with the closing of the Offering, Brookfield Infrastructure will enter into a subscription agreement with Brookfield, which sets out the terms and conditions of the Concurrent Private Placement pursuant to which Brookfield will purchase              RPUs at $         per RPU, representing the Offering Price per

Unit net of the Underwriters’ fee, for proceeds to Brookfield Infrastructure of approximately $         million. The Underwriters will not receive any commission on the RPUs purchased by Brookfield. If the Underwriters exercise the Over-Allotment Option, in full or in part, Brookfield will have the option to purchase such number of additional RPUs that will permit Brookfield to maintain its approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis, after giving effect to such exercise of the Over-Allotment Option.

After giving effect to the Offering and the Concurrent Private Placement, Brookfield will own              RPUs (             RPUs assuming that the Underwriters exercise the Over-Allotment Option in full and Brookfield exercises its option to purchase additional RPUs in full) which, together with Brookfield’s existing interest, will represent a 30% interest in Brookfield Infrastructure on a fully exchanged basis.

Neither the Prospectus nor this Prospectus Supplement qualifies the distribution of the RPUs to be issued pursuant to the Concurrent Private Placement. The RPUs to be issued pursuant to the Concurrent Private Placement will be subject to a statutory hold period. The Concurrent Private Placement is subject to a number of conditions, including completion of definitive documentation and the concurrent closing of the Offering. The Concurrent Private Placement provides for the issuance of RPUs representing less than 10% of the outstanding Units, on a fully exchanged basis, and therefore does not require disinterested unitholder approval.

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS

The Units are listed on the TSX and are quoted under the symbol “BIP.UN”. The following table sets forth the annual high and low prices for the Units on the TSX for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	Units
	High	Low
	(C$)	(C$)
Year Ended December 31, 2009	19.50	15.50
Year Ended December 31, 2010	23.31	15.94
Year Ended December 31, 2011	28.42	20.75

The following table sets forth the quarterly high and low prices for the Units on the TSX for the periods indicated for the past two financial years, in Canadian dollars:

	Units
	High	Low
	(C$)	(C$)
January 1, 2010 to March 31, 2010	18.80	17.00
April 1, 2010 to June 30, 2010	18.60	15.94
July 1, 2010 to September 30, 2010	19.99	16.83
October 1, 2010 to December 31, 2010	23.31	19.86
January 1, 2011 to March 31, 2011	23.39	20.75
April 1, 2011 to June 30, 2011	24.92	21.50
July 1, 2011 to September 30, 2011	27.78	23.25
October 1, 2011 to December 31, 2011	28.42	23.50
January 1, 2012 to March 31, 2012	31.54	28.02
April 1, 2012 to June 30, 2012	34.59	29.60

The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Units on the TSX for the periods indicated, in Canadian dollars:

	Units
	High	Low	Volume
	(C$)	(C$)
2011
July	25.25	23.78	960,540
August	26.70	23.25	2,596,296
September	27.78	25.10	1,611,226
October	26.21	23.50	1,765,646
November	27.23	24.93	2,072,684
December	28.45	25.97	1,132,381
2012
January	30.00	28.02	3,089,073
February	30.21	28.06	2,718,539
March	31.54	29.12	2,717,568
April	31.80	29.60	1,234,999
May	32.85	30.24	1,370,273
June	34.59	31.96	2,896,334
July 1 to July 27	34.70	33.10	1,211,774

The Units are listed on the NYSE and are quoted under the symbol “BIP”. The following table sets forth the annual high and low prices for the Units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

	Units
	High	Low
	($)	($)
Year Ended December 31, 2008	22.00	9.47
Year Ended December 31, 2009	18.64	7.15
Year Ended December 31, 2010	23.34	14.95
Year Ended December 31, 2011	28.00	20.80

The following table sets forth the quarterly high and low prices for the Units on the NYSE for the periods indicated:

	Units
	High	Low
	($)	($)
January 1, 2010 to March 31, 2010	18.50	15.85
April 1, 2010 to June 30, 2010	18.66	14.95
July 1, 2010 to September 30, 2010	19.53	15.80
October 1, 2010 to December 31, 2010	23.34	19.31
January 1, 2011 to March 31, 2011	23.79	20.80
April 1, 2011 to June 30, 2011	25.57	22.35
July 1, 2011 to September 30, 2011	28.00	24.27
October 1, 2011 to December 31, 2011	27.98	22.16
January 1, 2012 to March 31, 2012	31.66	27.76
April 1, 2012 to June 30, 2012	33.93	29.50

The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Units on the NYSE for the past 12 months:

	Units
	High	Low	Volume
	(C$)	($)
2011
July	26.23	25.03	3,669,142
August	27.25	23.42	11,614,502
September	28.00	24.27	11,711,468
October	25.76	22.16	14,157,224
November	26.69	24.50	8,182,862
December	27.98	25.43	6,224,931
2012
January	29.30	27.76	6,702,878
February	30.25	28.10	7,688,545
March	31.66	29.43	7,551,750
April	32.21	29.50	5,231,406
May	31.76	30.01	4,969,273
June	33.93	30.74	11,129,781
July 1 to July 27	34.39	32.41	4,149,989

UNDERWRITING

Credit Suisse Securities (Canada), Inc., RBC Dominion Securities Inc., Citigroup Global Markets Inc. and HSBC Securities (Canada) Inc. are acting as joint book-running managers of the Offering and as representatives (the “Representatives”) of the underwriters named below (the “Underwriters”). Subject to the terms and conditions stated in the Underwriting Agreement, dated the date of this Prospectus Supplement, among us and the Underwriters (the “Underwriting Agreement”), each Underwriter named below has severally agreed to purchase, and we have agreed to sell to that Underwriter, at the public offering price less the Underwriters’ fee set forth on the cover page of this Prospectus Supplement, the number of Units set forth opposite the Underwriter’s name in the following table:

Underwriter	Number of Units
Credit Suisse Securities (Canada), Inc.
RBC Dominion Securities Inc.
Citigroup Global Markets Inc.
HSBC Securities (Canada) Inc.
CIBC World Markets Inc.
Scotia Capital Inc.
TD Securities Inc.
Barclays Capital Canada Inc.
Deutsche Bank Securities Inc.
BMO Nesbitt Burns Inc.
National Bank Financial Inc.
Raymond James Ltd.

Total

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Offered Units are subject to approval of legal matters by counsel and to other conditions. The Underwriters are obligated to purchase all the Offered Units (other than those covered by the Over-Allotment Option described below) if they purchase any of the Offered Units.

Offered Units sold by the Underwriters to the public will initially be offered at the Offering Price. The Offering Price was determined based upon arm’s length negotiations between us and the Underwriters. After a reasonable effort has been made to sell all of the Offered Units at the Offering Price, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Offered Units are offered, provided that the Offered Units are not at any time offered at a price greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Units is less than the gross proceeds paid by the Underwriters.

We have granted to the Underwriters the Over-Allotment Option, exercisable until the date 30 days from the closing of the Offering, to purchase up to             additional Units on the same terms set forth above solely to cover over-allotments, if any, and for market stabilization purposes. To the extent the Over-Allotment Option is exercised, each Underwriter must purchase a number of additional Units approximately proportionate to that Underwriter’s initial purchase commitment.

Neither our Partnership nor any of our subsidiaries will, nor will any of us or them announce any intention to, directly or indirectly, for a period ending 90 days after the closing date of the Offering, without the prior written consent of the Representatives, acting reasonably, (i) offer or sell, or enter into an agreement to offer or sell any Units or other securities of our Partnership, or securities convertible into, exchangeable for, or otherwise exercisable into, any Units (other than the issuance of RPUs pursuant to the Concurrent Private Placement, for purposes of directors’, officers’ or employee incentive plans, pursuant to our Partnership’s distribution reinvestment plan, to satisfy existing instruments of our Partnership issued at the date of this Prospectus Supplement, Units issued in connection with an arms’ length acquisition, merger, consolidation or amalgamation with any company or companies as long as the party receiving such Units agrees to be similarly restricted, the issuance of Units pursuant to the redemption of outstanding RPUs or debt securities or preferred units not convertible into Units), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Units of our Partnership. Brookfield Asset Management Inc. will also agree to similar restrictions.

The Units are listed for trading under the symbol “BIP.UN” on the TSX and “BIP” on the NYSE.

The expenses of the Offering, not including the Underwriters’ fee, are estimated to be $         and are payable by us. The Underwriters will receive a fee of $         ($         per Unit or     % of the gross proceeds) for the services performed in connection with the Offering (assuming no exercise of the Over-Allotment Option). In respect of the Over-Allotment Option, we will pay to the Underwriters a fee equal to     % of the gross proceeds realized on the exercise of the Over-Allotment Option, being $         per Unit.

The Offering is being made concurrently in each of the provinces and territories of Canada and in the United States. Each of the Underwriters will offer the Offered Units for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Units outside the United States and Canada.

In connection with the Offering, the Underwriters may purchase and sell Units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the Over-Allotment Option, and stabilizing purchases.

•	Short sales involve secondary market sales by the Underwriters of a greater number of Units than they are required to purchase in the Offering.

•	“Covered” short sales are sales of Units in an amount up to the number of Units represented by the Underwriters’ Over-Allotment Option.

•	“Naked” short sales are sales of Units in an amount in excess of the number of Units represented by the Underwriters’ Over-Allotment Option.

•

Covering transactions involve purchases of Units either pursuant to the Underwriters’ Over-Allotment Option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the Underwriters must purchase Units in the open market after the distribution has been completed. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Units in the open market after pricing that could adversely affect investors who purchase in the Offering.

•

To close a covered short position, the Underwriters must purchase Units in the open market after the distribution has been completed or must exercise the Over-Allotment Option. In determining the source of Units to close the covered short position, the Underwriters will consider, among other things, the price of Units available for purchase in the open market as compared to the price at which they may purchase Units through the Over-Allotment Option.

•	Stabilizing transactions involve bids to purchase Units so long as the stabilizing bids do not exceed a specified maximum.

The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Underwriters, in covering short positions or making stabilizing purchases, repurchase Units originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the Underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Units. They may also cause the price of the Units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the NYSE, TSX, in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Brookfield Infrastructure or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Each of RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc. and Deutsche Bank Securities Inc. is, or is an affiliate of, a financial institution which is a lender under a Credit Facility.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Brookfield Infrastructure or its affiliates. If any of the Underwriters or their affiliates has a lending relationship with Brookfield Infrastructure, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the securities of Brookfield Infrastructure, including potentially the Units offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Units offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Conflicts of Interest

Because at least five percent of the net proceeds of this Offering, not including underwriting compensation, may be used to reduce the outstanding balance of Credit Facilities extended by each of RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc. and Deutsche Bank Securities Inc. or their respective affiliates, such Underwriters are deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority. Accordingly, this Offering will be made in compliance with the applicable provisions of Rule 5121. Under Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this Offering, because the Offering is of a class of securities having a bona fide public market, as defined in Rule 5121. RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc. and Deutsche Bank Securities Inc. will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Units described in this Prospectus Supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Units shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Units to be offered so as to enable an investor to decide to purchase or subscribe for the Units, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

Our Partnership has not authorized and does not authorize the making of any offer of Units through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Units as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Units, other than the Underwriters, is authorized to make any further offer of the Units on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This Prospectus Supplement and the Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

USE OF PROCEEDS

The net proceeds of the Offering and the proceeds of the Concurrent Private Placement will be used by Brookfield Infrastructure to partially fund the growth initiatives discussed under “Recent Developments”, including approximately $165 million to acquire its additional interest in AVN and approximately $55 million for the Inexus acquisition with the remainder being used for the related Inexus recapitalization and future acquisitions, including approximately $250 million for the proposed OHL Brasil acquisition should negotiations with Abertis prove successful. In the event that one or more of these growth initiatives are not completed Brookfield Infrastructure may not be able to invest the proceeds of this Offering and the Concurrent Private Placement in a timely manner following closing and the returns from such alternative use of proceeds may be lower than the returns anticipated from the growth initiatives discussed herein. See “Risk Factors”. Any excess net proceeds from the Offering and the Concurrent Private Placement not used for such purposes (including because one or more of the growth initiatives is not successfully completed) will be used for other organic and strategic growth initiatives and general corporate purposes. Prior to being deployed for such purposes, the net proceeds will initially be used to temporarily repay amounts outstanding under our revolving Credit Facilities.

Our corporate credit facilities consist of nine $78 million senior secured revolving facilities (each, a “Credit Facility” and collectively the “Credit Facilities”) which are repayable on September 30, 2016. Approximately $320 million is outstanding under the Credit Facilities at the date of this Prospectus Supplement. The Credit Facilities will remain available to be drawn as needed.

Each of RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc. and Deutsche Bank Securities Inc. is, or is an affiliate of, a financial institution which is a lender under a Credit Facility. As a result, our Partnership and the Holding LP may be considered a connected issuer of each of RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc., HSBC Securities (Canada) Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Barclays Capital Canada Inc. and Deutsche Bank Securities Inc. under Canadian securities legislation.

All obligations of Brookfield Infrastructure under the Credit Facilities are guaranteed by our Partnership. The Holding LP is in compliance with the terms of each Credit Facility, and there has been no breach of any Credit Facility since such Credit Facility’s execution. Except as disclosed in this Prospectus Supplement and the Prospectus, the financial position of our Partnership has not changed materially since the indebtedness under the Credit Facilities was incurred.

The Offering was not required by the Canadian chartered bank affiliates of the Underwriters. The decision to distribute the Offered Units and the determination of the terms of the distribution were made through negotiations between Brookfield Infrastructure and the Underwriters. The Underwriters have participated in the structuring and pricing of the Offering. In addition, the Underwriters have participated in due diligence meetings relating to this Prospectus Supplement with our Partnership and its representatives, have reviewed this Prospectus Supplement and have had the opportunity to propose such changes to this Prospectus Supplement as they considered appropriate. Other than the Underwriters’ fee to be paid in connection with the Offering, as described above, the proceeds of the Offering will not be applied for the benefit of the Underwriters.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary discusses material United States federal income tax considerations for unitholders relating to the receipt, holding, and disposition of our Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) more than 5% of our Units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, persons that hold our Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our Units are not a capital asset, and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our Units will vary depending on your individual circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more of our Units that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of one or more of our Units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds our Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our Units should consult their own tax adviser.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our Units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Partnership and the Holding LP

Each of our Partnership and the Holding LP has made a protective election to be classified as a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed (or deemed distributed) to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Our Partnership will be publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

The Managing General Partner and Brookfield Infrastructure GP L.P. (the “Infrastructure GP LP”) intend to manage the affairs of our Partnership and the Holding LP, respectively, so that our Partnership will meet the Qualifying Income Exception in each taxable year. Based upon the factual representations made by us, the Managing General Partner and the Infrastructure GP LP (including as outlined below), Weil, Gotshal & Manges LLP is of the opinion that at least 90% of our Partnership’s and the Holding LP’s gross income has been, and currently is of a type that constitutes qualifying income. However, the portion of our Partnership’s and the Holding LP’s income that is qualifying income may change from time to time and there can be no assurance that at least 90% of our Partnership’s and the Holding LP’s gross income in any year will constitute qualifying income.

If our Partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the U.S. Internal Revenue Service (the “IRS”), to be inadvertent and which is cured within a reasonable time after discovery, or if our Partnership is required to register under the Investment Company Act, our Partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our Partnership fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation likely would result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders actually or constructively owning less than 5% of our Units generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by us. If, at the time of such contribution, our Partnership were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, our Partnership would be treated as a corporation for U.S. federal income tax purposes.

In rendering its opinions, Weil, Gotshal & Manges LLP has relied on numerous factual representations made by us, the Managing General Partner and the Infrastructure GP LP, including the following:

•	Neither we nor the Holding LP has elected or will elect to be treated as a corporation; and

•

For each of our Partnership’s and the Holding LP’s taxable years, more than 90% of each entity’s gross income has been and will be income of the type that Weil, Gotshal & Manges LLP has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our Partnership’s or the Holding LP’s status for U.S. federal income tax purposes or whether our Partnership’s or the Holding LP’s operations generate “qualifying income” under Section 7704 of the Code. It is the opinion of Weil, Gotshal & Manges LLP that, based upon the Code, Treasury Regulations, published revenue rulings and court decisions, and the factual representations made by us, the General Partner and the Infrastructure GP LP, that as of the date hereof our Partnership and the Holding LP will each be classified as a partnership and not as a corporation for U.S. federal income tax purposes. An opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

If our Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our Partnership’s items of income, gain, loss, deduction, or credit would be reflected only on our Partnership’s tax return rather than being passed through to our unitholders, and our Partnership would be subject to U.S. corporate income tax and branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our Partnership or, if it were classified as a corporation, the Holding LP might be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our Partnership’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its Units, the distribution would be treated as gain from the sale or exchange of such Units. The amount of a distribution made before January 1, 2013 and treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our Partnership with respect to U.S. investments generally would be subject to U.S. withholding tax to our Partnership at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our Partnership (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). In addition to the foregoing consequences, if our Partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our Partnership’s U.S. assets were to equal or exceed 60% of the value of our Partnership’s total assets, some or all of the net income recognized by our Partnership subsequent to such conversion would be subject to U.S. corporate income tax. Our Managing General Partner and the Infrastructure GP LP believe that our Partnership’s U.S. assets currently do not equal or exceed such thresholds, but no assurance can be provided that such thresholds will not be exceeded in the future.

Based on the foregoing consequences, treatment of our Partnership as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our Units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

The remainder of this summary is based upon Weil, Gotshal & Manges LLP’s opinion that our Partnership and the Holding LP will each be classified as a partnership for U.S. federal income tax purposes.

Our Partnership expects that a substantial portion of the items of income, gain, loss, deduction, or credit realized by our Partnership will be realized in the first instance by the Holding LP and allocated to our Partnership for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our Partnership’s items of income, gain, loss, deduction, or credit include a realization of such items by the Holding LP and the allocation of such items to our Partnership.

Limited Partner Status

Unitholders who are admitted as limited partners of our Partnership, as well as unitholders whose Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of Units, will be treated as partners of the partnership for U.S. federal income tax purposes. For a discussion related to nominee ownership, see below “Administrative Matters — Nominee Reporting.” For a discussion related to the risks of losing partner status as a result of securities loans, see below “— Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Proposed Legislation

Over the past several years, a number of legislative and administrative proposals have been introduced and, in certain cases, have been passed by the U.S. House of Representatives, although not by the U.S. Senate, and have not been enacted into law. Most recently, Representative Levin (D-MI) introduced legislation into the U.S. House of

Representatives on February 14, 2012 which, if it had been enacted into law and applied to our Partnership or to the Holding LP, could have had adverse consequences, including (i) the recharacterization of capital gain income as “ordinary income”, (ii) the potential reclassification of qualified dividend income as “ordinary income” subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of our Partnership to meet the “qualifying income” exception for taxation as a partnership for U.S. federal income tax purposes.

The Obama administration has indicated it supports the adoption of legislation that similarly recharacterizes certain items of capital gain income as ordinary income for U.S. federal income tax purposes. In its published revenue proposals for 2012 and in its proposed American Jobs Act of 2011, the Obama administration proposes that the current law regarding the treatment of such items of capital gain income be changed for periods after December 31, 2011 to subject such income to ordinary income tax.

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in our Partnership. You should consult your own tax adviser as to the potential effect of any proposed or future legislation on an investment in our Partnership.

The remainder of this discussion is based on current law without regard to the proposed legislation or administrative proposals discussed above.

Consequences to U.S. Holders

Holding of Our Units

Income and Loss. If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our Partnership’s items of income, gain, loss, deduction, and credit for each of our Partnership’s taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our Partnership. Our Partnership intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of our Partnership’s net income or gain. However, based upon your particular tax situation and simplifying assumptions that our Partnership will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our Units would need to be satisfied from your own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our Partnership and that are allocable to such U.S. Holders prior to January 1, 2013, may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our Partnership (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

For U.S. federal income tax purposes, your allocable share of our Partnership’s items of income, gain, loss, deduction, or credit will be governed by our limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our Partnership. Similarly, our Partnership’s allocable share of items of income, gain, loss, deduction, or credit of the Holding LP will be governed by the limited partnership agreement of the Holding LP if such allocations have “substantial economic effect” or are determined to be in accordance with our Partnership’s interest in the Holding LP. The Managing General Partner and the Infrastructure GP LP believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the Managing General Partner and the Infrastructure GP LP intend to prepare tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our limited partnership agreement or the limited partnership agreement of the Holding LP, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Basis. You will have an initial tax basis for your Units equal to the sum of (i) the amount of cash paid for our Units (or, if you received your Units pursuant to the spin-off, the amount of dividend income you recognized pursuant to the spin-off) and (ii) your share of our Partnership’s liabilities, if any. That basis will be increased by your share of our Partnership’s income and by increases in your share of our Partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our Partnership, by your share of our Partnership’s losses, and by any decrease in your share of our Partnership’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional Units (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of Units owned by you prior to the acquisition of such additional Units.

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our Units, our Partnership’s liabilities generally will include our Partnership’s share of any liabilities of the Holding LP.

Limits on Deductions for Losses and Expenses. Your deduction of your allocable share of our Partnership’s losses will be limited to your tax basis in our Units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our Partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our Units, reduced by (i) the portion of that basis attributable to your share of our Partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our Units, if the lender of those borrowed funds owns an interest in our Partnership, is related to you, or can look only to your Units for repayment. Your at-risk amount generally will increase by your allocable share of our Partnership’s income and gain and decrease by cash distributions you receive from our Partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our Units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult your own tax adviser as to the effects of the at-risk rules.

Limitations on Deductibility of Organizational Expenses and Syndication Fees. In general, neither our Partnership nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by the Holding LP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions. Your share of our Partnership’s interest expense is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense is generally limited to the amount of such holder’s “net investment income”. Your share of our Partnership’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our Partnership’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, absent U.S. Congressional action, in taxable years beginning on or after January 1, 2013, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount, or (ii) 80% of the amount of the individual’s itemized deductions. The operating expenses of our Partnership, including our Partnership’s allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that our Partnership and the Holding LP will be required to capitalize amounts paid in respect of certain management fees. Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax adviser regarding the application of these limitations.

Treatment of Securities Loans

A unitholder whose Units are loaned (for example, to a “short seller” to cover a short sale of Units) may be treated as having disposed of those Units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those Units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those Units may be treated as ordinary income.

Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan of their Units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their Units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests.

Sale or Exchange of Our Units

You will recognize gain or loss on the sale of our Units equal to the difference, if any, between the amount realized and your tax basis in our Units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our Partnership’s liabilities, if any.

Gain or loss recognized by you upon the sale or exchange of our Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our Units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our Partnership’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “— Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our Partnership were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires our Units at different times and intends to sell all or a portion of our Units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Foreign Tax Credit Limitations

If you are a U.S. Holder, you generally will be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our Partnership’s income and gains. Complex rules may, depending on your particular circumstances, decrease your ability to use foreign tax credits that may otherwise be available to you. Gain from the sale of some of our Partnership’s investments may be treated as U.S.-source gain. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our Partnership incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

Our Partnership and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires our Partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our Units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our Units. This election does not apply to a person who purchases Units directly from us. For purposes of this discussion, a transferee’s inside basis in our Partnership’s assets will be considered to have two components: (i) the transferee’s share of our Partnership’s tax basis in our Partnership’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder’s tax basis in its Units were higher than such Units’ share of the aggregate tax basis of our Partnership’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our Partnership’s assets for purposes of calculating, among other items, such holder’s share of any gain or loss on a sale of our Partnership’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder’s tax basis in its Units were lower than such Units’ share of the aggregate tax basis of our Partnership’s assets immediately prior to the transfer. Thus, the fair market value of our Units may be affected either favorably or adversely by the election.

Whether or not the Section 754 Election was made, if our Units are transferred at a time when our Partnership has a “substantial built-in loss” in its assets, our Partnership will be obligated to reduce the tax basis in the portion of such assets attributable to such Units.

The calculations involved in the Section 754 Election are complex, and the Managing General Partner and the Infrastructure GP LP advise that they will make them on the basis of assumptions as to the value of our Partnership assets and other matters. Each U.S. Holder should consult its own tax adviser as to the effects of the Section 754 Election.

Uniformity of Our Units

Because we cannot match transferors and transferees of our Units, we must maintain uniformity of the economic and tax characteristics of our Units to a purchaser of our Units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our Partnership’s Section 743(b) adjustments, the determination that our Partnership’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our Partnership’s assets in certain circumstances, including on the issuance of additional Units. In order to maintain the fungibility of all of our Units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our Units which are acquired at the same time and price (irrespective of the identity of the particular seller of our Units or the time when our Units are issued by our Partnership), through the application of certain tax accounting principles that the Managing General Partner believes are reasonable for our Partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our Units.

Foreign Currency Gain or Loss

Our Partnership’s functional currency is the U.S. dollar, and our Partnership’s income or loss is calculated in U.S. dollars. It is likely that our Partnership will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our Partnership in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

Subject to certain exceptions described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our Partnership, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our Units or our Partnership’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rate for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deferred from prior years.

If you were to make an election to treat your share of our Partnership’s interest in a PFIC as a “qualified electing fund”, such election a “QEF election”, for the first year you were treated as holding such interest, then in lieu of the foregoing treatment, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our Partnership or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our Partnership) and (ii) prepare and submit IRS Form 8621 with your annual income tax return.

Once you have made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional Units acquired after the QEF election is made (such as Units acquired under the distribution reinvestment plan). If you were to make a QEF election after the first year that you were treated as holding in interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless you were to make a “purging election”. The purging election would create a deemed sale of your previously held share of our Partnership’s interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our Partnership’s interests in the PFIC. U.S. Holders should consult their own tax adviser as to the manner in which such direct inclusions could affect their allocable share of our Partnership’s income and their tax basis in their our Units and the advisability of making a QEF election or a purging election.

Alternatively, in the case of a PFIC that is a publicly traded foreign company, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You would also be entitled to claim an ordinary loss for any excess of such adjusted basis over the fair market value, but only to the extent of any net amount of income previously included pursuant to such election. Once made, a mark to market election would apply to additional shares acquired in such entity. However, none of the current subsidiaries of the Holding LP (collectively, the “Holding Entities”) or operating entities are expected to be publicly traded, although our Partnership may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any of the current Holding Entities or operating entities.

Based on our analysis of our operating entities and Holding Entities, our Managing General Partner and the Infrastructure GP LP believe that some of the operating entities may be PFICs. There can be no assurance that a current or future investment will not qualify as a PFIC or that an investment in PFIC stock will be eligible for the mark-to-market election. In addition, we may be required to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our Partnership satisfies the Qualifying Income Exception. See “— Investment Structure”, below. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF election with respect to each such entity. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize the likelihood that you will have excess distributions with respect to any such entity. However, because we cannot assure that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime discussed above (see also “— Sale or Exchange of Our Units” above), we urge you to consider timely filing a QEF election with respect to each entity for which our Partnership provides the necessary information. Any such election should be made for the first year our Partnership holds an interest in such entity or for the first year in which you hold our Units, if later.

Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. However, this reporting requirement has been temporarily suspended. You should consult your own tax adviser regarding the PFIC rules, including the potential effect of this legislation on your filing requirements and the advisability of making a QEF election or, if applicable, a mark-to-market election, with respect to each PFIC, in order to mitigate the adverse tax consequences described above.

Investment Structure

To ensure that our Partnership meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, our Partnership may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of the Managing General Partner and the Infrastructure GP LP in order to create a tax structure that generally is efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, an investment in our Partnership could subject you to U.S. state and local taxes in the U.S. state or locality in which you are a resident for tax purposes. You could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which we invest. We will attempt, to the extent reasonably practicable, to structure our operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which we are unable to do so. Income or gain from investments held by our Partnership may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to tax authorities in such jurisdictions. You should consult your own tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in our Partnership.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our Partnership to some or all of our unitholders. In such a case, payments made by our Partnership to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%). You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your Units, special rules might apply for purposes of determining whether you or the transferee of such Units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such Units or entitled to refunds of any such taxes withheld. See below “Administrative Matters — Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

Our Partnership may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items recognized in a given month by our Partnership are allocated to our unitholders as of a specified date of such month. As a result, if you transfer your Units, you might be allocated income, gain, loss, and deduction realized by our Partnership after the date of the transfer. Similarly, if you acquire additional Units, you might be allocated income, gain, loss, and deduction realized by our Partnership prior to your ownership of such Units.

Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our Partnership’s allocation method complies with the requirements. If our Partnership’s convention were not permitted, the IRS might contend that our Partnership’s taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. The Managing General Partner is authorized to revise our Partnership’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If our Units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult your own tax adviser concerning the potential U.S. federal estate tax consequences with respect to our Units.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s unrelated business taxable income (“UBTI”). UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The Managing General Partner believes that our Partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our Partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. Gain attributable to the sale of previously debt-financed property continues to be subject to these rules for 12 months after any acquisition indebtedness is satisfied. Our Partnership and the Holding LP are not prohibited from incurring indebtedness, and at times either or both may do so. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our Partnership or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income or gain realized on such debt-financed property and allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our Partnership or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States used such proceeds to make an investment outside our Partnership, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our Partnership and the Holding LP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the Infrastructure GP LP do not believe that our Partnership or the Holding LP will generate UBTI attributable to debt-financed property in the future. However, neither our Partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our Partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult your own tax adviser regarding the tax consequences of an investment in our Units.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies (“RICs”), for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in our Units for purposes of these tests will depend on whether our Partnership is treated as a “qualified publicly traded partnership”. If our Partnership is so treated, then our Units themselves are the relevant assets for purposes of the 50% asset value test, and the net income from our Units is the relevant gross income for purposes of the 90% gross income test. If, however, our Partnership is not so treated, then the relevant assets are the RIC’s allocable share of the underlying assets held by our Partnership, and the relevant gross income is the RIC’s allocable share of the underlying gross income earned by our Partnership. Whether our Partnership will qualify as a qualified publicly traded partnership depends on the exact nature of its future investments, but the Managing General Partner believes it is likely that our Partnership will not be treated as a qualified publicly traded partnership. RICs should consult their own tax adviser regarding the U.S. tax consequences of an investment in our Units.

Consequences to Non-U.S. Holders

The Managing General Partner and the Infrastructure GP LP intend to use commercially reasonable efforts to structure the activities of our Partnership and the Holding LP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest” (“USRPI”), as defined in the U.S. Internal Revenue Code. Specifically, our Partnership intends not to invest directly, or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our Partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our Units and generally will not be subject to U.S. federal income tax on its allocable share of our Partnership’s interest and dividends from non-U.S.-sources or gain from the sale or other disposition of securities or real property located outside of the United States.

However, there can be no assurance that the law will not change or that the IRS will not challenge the Managing General Partner’s position that our Partnership is not engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, our Partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our Partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our Partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable.

In general, even if our Partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with a Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our Partnership as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your Units, special rules may apply for purposes of determining whether you or the transferee of such Units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such Units or entitled to refunds of any such taxes withheld. See “— Administrative Matters — Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year and meets certain other conditions; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our Partnership in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

The disposition of our Units on an established securities market by a non-U.S. Holder will not be subject to U.S. federal income tax, so long as (i) such non-U.S. Holder does not own (and is not deemed to own) more than 5% of our Units, and (ii) for the calendar quarter during which such disposition occurs, our Units are regularly quoted by brokers and dealers making a market in our Units. Our Managing General Partner does not intend to list our Units for trading on any exchange if such listing would adversely affect the tax consequences from disposing of the Units as described above.

A non-U.S. Holder who holds more than 5% of our Units may be subject to special rules under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. For purposes of determining whether a non-U.S. Holder holds more than 5% of our Units, special attribution rules apply. Where a non-U.S. person who holds (or is deemed to hold) more than 5% of our Units disposes of Units at a time when our Partnership is a U.S. Real Property Holding Corporation (“USRPHC”) (determined as if our Partnership were a U.S. corporation and which determination includes a five year look back period) any gain will be subject to U.S. taxation at 35%, and such non-U.S. person will have a U.S. tax return filing obligation. Our Managing General Partner does not believe that our Partnership is currently, or has been, a USRPHC. Our Partnership is not under any obligation to avoid becoming a USRPHC or to notify unitholders in the event that our Managing General Partner determines it becomes a USRPHC. If any unitholder is a non-U.S. person and owns or anticipates owning more than 5% of our Units, such person should consult their tax advisors. The application of the FIRPTA rules to a non-U.S. Holder who holds (or is deemed to hold) more than 5% of our Units would result in such non-U.S. Holder being liable for FIRPTA tax if such non-U.S. Holder disposes of our Units at a time when we are a USRPHC or have at any time been a USRPHC within the shorter of such non-U.S. Holder’s holding period or five years preceding the disposition.

A non-U.S. tax-exempt entity generally could be subject to taxation in the U.S. on its U.S. source unrelated business taxable income and on certain trade or business income that is effectively connected with the conduct of any trade or business of our Partnership or the Holding LP in the United States. Our Managing General Partner and the Infrastructure GP LP intend to use commercially reasonable efforts to structure the activities of our Partnership and the Holding LP to avoid generating income treated as effectively connected with the conduct of a U.S. trade or business, but do expect our Partnership and the Holding LP to realize some U.S. source investment income, which, if debt-financed, would constitute unrelated business taxable income. A non-U.S. tax-exempt entity should consult its own tax advisor to determine the U.S. federal income tax consequences with respect to an investment in our Units.

The U.S. federal estate tax treatment of our Units with regard to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our Units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with regards to our Units.

Administrative Matters

Tax Matters Partner

The Managing General Partner will act as our Partnership’s “tax matters partner”. As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of our Partnership in connection with any administrative or judicial review of our Partnership’s items of income, gain, loss, deduction, or credit.

Information Returns

We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including Schedule K-1), which describes on a U.S. dollar basis your share of our Partnership’s income, gain, loss and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

Our Partnership may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our Partnership’s tax returns, as well as those related to our Partnership’s tax returns.

Tax Shelter Regulations and Related Reporting Requirements

If we were to engage in a “reportable transaction”, we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses in excess of $2 million (or, in the case of certain foreign currency transactions, losses in excess of $50,000). An investment in our Partnership may be considered a “reportable transaction” if, for example, our Partnership were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our Partnership’s participation in a reportable transaction also could increase the likelihood that its U.S. federal income tax information return (and possibly a unitholder’s tax return) would be audited by the IRS. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you might be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that we have participated in such a transaction.

You should consult your own tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our Units.

Certain Additional Reporting Requirements

A U.S. Holder who invests more than $100,000 in our Partnership may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our Units. You should consult your own tax adviser regarding such reporting requirements.

Taxable Year

Our Partnership currently intends to use the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

Subject to the electing large partnership rules described below, our Partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our Units within a 12-month period.

A constructive termination of our Partnership would result in the close of its taxable year for all unitholders. If a unitholder reports on a taxable year other than a fiscal year ending on our Partnership’s year-end, and the unitholder is otherwise subject to U.S. federal income tax, the closing of our Partnership’s taxable year may result in more than 12 months of our Partnership’s taxable income or loss being includable in such unitholder’s taxable income for the year of the termination. We would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject our Partnership to, any tax legislation enacted before the termination.

In 2010, the IRS announced a publicly traded partnership technical termination relief procedure. If a technically terminated publicly traded partnership requests relief under such procedure and the IRS grants such relief, then, among other things, the partnership need only provide one Schedule K-1 to its partners for the year, notwithstanding the two short taxable years for the partnership.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to our unitholders, and such Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our Partnership from suffering a “technical termination” (which would close our Partnership’s taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of our Partnership’s total Units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, our Partnership has not elected to be subject to the reporting procedures applicable to large partnerships.

Backup and Other Administrative Withholding

For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) you are an exempt recipient and demonstrate this fact when required; or (ii) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax, and otherwise comply with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS, provided you supply the required information to the IRS in a timely manner.

If you do not timely provide our Partnership, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our Partnership may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our Partnership or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our Units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by our Partnership as an expense that will be borne by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

Additional Withholding Requirements

Additionally, under recently enacted U.S. legislation (“FATCA”) and proposed Treasury Regulations thereunder, certain payments of U.S.-source income made on or after January 1, 2014 (as well as payments made on or after January 1, 2015 attributable to dispositions of property which produce or could produce certain U.S.-source income) to either our Partnership or the Holding LP or by our Partnership to or through non-U.S. financial institutions or non-U.S. entities could be subject to a 30% withholding tax. In the case of payments made to our Partnership or the Holding LP, such withholding may not apply if (A) our Partnership and the Holding LP are “foreign financial institutions,” and we each enter into an agreement with the IRS to provide to the IRS information concerning certain of our direct and indirect U.S. account holders (a “Participating FFI Agreement”), or (B) our Partnership and the Holding LP are “non-financial foreign entities,” and if required, we provide similar information to the withholding agent relating to our “substantial U.S. owners.” In the case of payments made by our Partnership to or through “foreign financial institutions” or “non-financial foreign entities,” such withholding may not apply if (A) the “foreign financial institution” enters into a Participating FFI Agreement, or (B) in the case of “non-financial foreign entities,” if required, such entity provides similar information to the withholding agent relating to its “substantial U.S. owners.” Moreover, if our Partnership is a “foreign financial institution” and enters into a Participating FFI Agreement, under the proposed Treasury Regulations on or after January 1, 2017, our Partnership may have to withhold 30% on certain payments, known as passthru payments, made by us to “foreign financial institutions” that have not entered into a Participating FFI Agreement. Final Treasury Regulations may differ in form and substance from the proposed Treasury Regulations, and any exemptions from FATCA withholding provided in the proposed Treasury Regulations may differ or be eliminated in the final Treasury Regulations. In the absence of final Treasury Regulations, we have not determined how FATCA will apply to our Partnership or the Holding LP including whether we will need to enter into an agreement with the IRS in order to avoid withholding on payments made to us. You should consult your own tax adviser regarding the application of FATCA to us, and to distributions made by us to our unitholders in light of your particular circumstances.

Recently Enacted Legislation Affecting Disclosure Obligations for U.S. Individuals

U.S. tax legislation enacted on March 18, 2010, generally imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. Accordingly, a U.S. Holder may be required to file IRS Form 8938. You should consult your own tax adviser regarding the possible implications of this recently enacted legislation for an investment in our Units.

Certain Effects of a Transfer of Units

Our Partnership may allocate items of income, gain, loss, deduction, and credit using a monthly or other convention, whereby any such items recognized in a given month by our Partnership are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by the Holding LP (and, in turn, our Partnership) generally will be withheld by our Partnership only when such dividends are paid. Because our Partnership generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our Partnership on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. The Holding LP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly or other convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our Partnership, and any income so included by a unitholder would increase the basis such unitholder has in our Units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its Units. In addition, U.S. withholding taxes generally would be withheld by our Partnership only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

The Holding LP has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its Units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in our Partnership as a nominee for another person are required to furnish to us:

(i) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(ii) whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

(iii) the amount and description of Units held, acquired, or transferred for the beneficial owner; and

(iv) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our Units with the information furnished to us.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our Partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning our Units, change the character or treatment of portions of our Partnership’s income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in our Units. Such changes could also affect or cause our Partnership to change the way it conducts its activities, affect the tax considerations of an investment in our Partnership, and otherwise change the character or treatment of portions of our Partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees).

Our Partnership’s organizational documents and agreements permit the Managing General Partner to modify our limited partnership agreement from time to time, without the consent of our unitholders, to elect to treat our Partnership as a corporation for U.S. federal income tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR PARTNERSHIP AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS PROSPECTUS SUPPLEMENT THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT THEIR OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

Weil, Gotshal & Manges LLP has opined herein only on the current status of our Partnership and the Holding LP as partnerships for U.S. federal income tax purposes. It has not opined on other possibly material U.S. federal income tax items discussed herein since determinations with respect to such items depend on determination of facts and interpretations of complex provisions of U.S. federal income tax laws for which no clear precedent or authority is available. Investors should consult with their own tax advisors concerning such items, including: the Partnership’s methods of allocation of income and losses and accounting procedures to maintain fungibility of its units, the consequences of loaning units, the potential treatment of interests in the Partnership as USRPIs (determined by testing the Partnership as a USRPHC as if it were a U.S. corporation), the potential application of FIRPTA to holders of more than 5% of our Units, the classification of the Partnership, the Holding LP or any operating entity as a PFIC, the likelihood of trade or business activities in the United States, and the potential application of the FATCA withholding rules.

LEGAL MATTERS

The validity of the Offered Units will be passed upon for us by Appleby, Bermuda counsel to our Partnership. In connection with the issue and sale of the Offered Units, certain legal matters will be passed upon, on behalf of our Partnership, by Torys LLP as to Canadian law and by Weil, Gotshal & Manges LLP, New York, New York as to U.S. federal and New York law, and, on behalf of the Underwriters, by Goodmans LLP as to Canadian law, and Milbank, Tweed, Hadley & McCloy LLP, New York, New York as to U.S. federal and New York law.

Mr. Jeffrey Blidner, a director of the Managing General Partner, was a director of AT&T Canada Inc. from August 2002 to January 2003. On October 15, 2002, AT&T Canada Inc. filed under the Companies’ Creditors Arrangement Act (Canada) in connection with a capital restructuring process. The order was in effect until February 28, 2003.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The consolidated financial statements of our Partnership and the effectiveness of our Partnership’s internal control over financial reporting, incorporated by reference in our Annual Report, which is incorporated by reference in this Prospectus Supplement, have been audited by Deloitte & Touche LLP, a firm of independent registered chartered accountants, as stated in their report, which is incorporated in this Prospectus Supplement by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte & Touche LLP is independent within the meaning of the rules of professional conduct of Institute of Chartered Accountants of Ontario. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Units is Computershare Shareowner Services LLC at its principal office in Jersey City, New Jersey, U.S.A.

Brookfield Infrastructure Partners L.P.

Limited Partnership Units

Preferred Limited Partnership Units

We may, from time to time, issue limited partnership units and preferred limited partnership units in one or more offerings.

Each time our securities are offered, we will provide a prospectus supplement containing more specific information about the particular offering and attach it to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our securities.

Our limited partnership units (“LP Units”) are traded on the New York Stock Exchange (“NYSE”) under the symbol “BIP” and the Toronto Stock Exchange (“TSX”) under the symbol “BIP.UN”. The last reported sale price of our LP Units on December 21, 2009 was $16.06 per LP Unit on the NYSE, and C$17.00 per LP Unit on the TSX. We have not yet determined whether any of the other securities that may be offered by this prospectus will be listed on any exchange, inter-dealer quotation system or over-the-counter system. If we decide to seek a listing for any of our other securities, that will be disclosed in a prospectus supplement.

An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is December 22, 2009.

You should rely only on the information contained, or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. References to this “prospectus” include documents incorporated by reference herein. See “Documents Incorporated by Reference.” We are not making an offer of these securities in any jurisdiction where an offer is not permitted and, therefore, this document may only be used where it is legal to offer these securities. The information in this prospectus or the documents incorporated by reference is accurate only as of the date on the front of such documents. Our business, financial condition, results of operations and prospects may have changed since then.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (“SEC”) using a shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

Before you invest, you should read both this prospectus and any applicable prospectus supplement, together with additional information incorporated by reference and described under the heading “Documents Incorporated By Reference.” This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the securities that may be offered hereunder.

Unless the context requires otherwise, when used in this prospectus, the terms “BIP,” “we,” “us” and “our” refer to, collectively, our partnership, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), the subsidiaries of Brookfield Infrastructure that, from time-to-time, hold our interests in the operating entities, and the operating entities that directly or indirectly hold our current operations and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements.

Our sole material asset is our 59% limited partnership interest in Brookfield Infrastructure which is accounted for by the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than ours because they present the financial position and results our underlying operations in greater detail.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “$” or “US$” are to U.S. dollars, and all references to “C$” are to Canadian dollars.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. In addition, we are required to file documents filed with the SEC with the securities regulatory authority in each of the provinces and territories of Canada. Periodic reports and other information filed with the SEC may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian securities regulatory authorities. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system. This information is also available on our website at www.brookfieldinfrastructure.com. Throughout the period of distribution, copies of these materials will also be available for inspection at the offices of our manager at 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3 during normal business hours.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act relating to their purchases and sales of LP Units. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, as soon as practicable, and in any event within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent public accounting firm. We also intend to furnish quarterly reports on Form 6-K containing unaudited interim financial information for each of the first three quarters of each fiscal year.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain documents that we file with or furnish to the SEC. This means that we can disclose important information to you by referring to those documents. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this prospectus:

1. our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as amended on September 17, 2009, which contains our audited financial statements and management’s discussion and analysis for the year;

2. the unaudited financial statements of Brookfield Infrastructure L.P. as of June 30, 2009 and for the three and six month period ended June 30, 2009 (including management’s discussion and analysis) filed on Form 6-K on August 21, 2009;

3. the unaudited financial statements of Brookfield Infrastructure Partners L.P. as of June 30, 2009 and for the three and six month period ended June 30, 2009 (including management’s discussion and analysis) filed on Form 6-K on September 17, 2009;

4. the unaudited pro forma financial statements of Brookfield Infrastructure L.P. as of June 30, 2009 and for the year ended December 31, 2008 and for the six months ended June 30, 2009, filed on Form 6-K on December 22, 2009;

5. the unaudited pro forma financial statements of Brookfield Infrastructure Partners L.P. as of June 30, 2009 and for the year ended December 31, 2008 and for the six months ended June 30, 2009, filed on Form 6-K on December 22, 2009;

6. the audited financial statements for Prime Infrastructure Holdings Limited as at June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 including a report with respect to generally accepted auditing standards in the United States filed on Form 6-K on December 22, 2009;

7. the audited balance sheet of Brookfield Infrastructure Partners Limited as at December 31, 2008, filed on Form 6-K on December 22, 2009;

8. the unaudited balance sheet of Brookfield Infrastructure Partners Limited as of June 30, 2009, filed on Form 6-K on December 22, 2009; and

9. our reports on Form 6-K filed with the SEC on October 22, 2009 and November 5, 2009.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by us with the securities regulatory authorities in Canada subsequent to the day of this prospectus and prior to termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this prospectus. In addition, all other annual reports filed by us with the SEC on Form 20-F and any Form 6-K filed or furnished by us that is identified in such form as being incorporated by reference into the registration statement of which this prospectus forms a part, in each case subsequent to the date of this prospectus and prior to the termination of this offering, are incorporated by reference into this prospectus as of the date of the filing of such documents. We shall undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to:

Brookfield Infrastructure Partners L.P.

Investor Relations

Attn: Michael Botha, Senior Vice President, Finance

Email: mbotha@brookfield.com

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was  made.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain statements which constitute “forward-looking statements” and information concerning our business and operations, the restructuring and recapitalization of Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust (collectively, “BBI”) pursuant to the implementation agreement entered into between us and Brookfield Asset Management Inc. (“Brookfield”), among others, on October 8, 2009 and their impact on our business, operations, financial condition, distribution policy, tax position and prospects, and our intention to seek further acquisitions. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based on reasonable assumptions and expectations, the reader should exercise caution and not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance plans and strategies, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in our forward looking statements. The factors discussed in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as amended on September 17, 2009, and in other documents incorporated by reference could cause our actual results and our plans and strategies to vary from our forward looking statements.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this prospectus.

OFFER STATISTICS AND EXPECTED TIMETABLE

We may sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) an indeterminate number of securities. The actual per unit price of the securities that we will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer (see “Plan of Distribution” below).

THE OFFER AND LISTING

Our LP Units are listed on the NYSE under the symbol “BIP” and the TSX under the symbol “BIP.UN”.

The following table sets forth the high and low prices for our LP Units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

Period	High	Low
January 31, 2008 to March 31, 2008	$21.60	$14.60
April 1, 2008 to June 30, 2008	$21.00	$16.95
July 1, 2008 to September 30, 2008	$19.81	$15.00
October 1, 2008 to December 31, 2008	$16.55	$9.47
January 1, 2009 to March 31, 2009	$15.00	$7.15
April 1, 2009 to June 30, 2009	$14.37	$11.51
July 1, 2009 to July 31, 2009	$13.54	$11.30
August 1, 2009 to August 31, 2009	$16.25	$12.52
September 1, 2009 to September 30, 2009	$18.64	$14.75
October 1, 2009 to October 31, 2009	$18.45	$14.26
November 1, 2009 to November 30, 2009	$16.38	$14.39
December 1, 2009 to December 21, 2009	$16.20	$15.28

On December 21, 2009, the closing price of our LP Units on the NYSE was $16.06.

The following table sets forth the high and low prices for our LP Units on the TSX for the period indicated since the date of listing on September 10, 2009:

Period	High	Low
September 10, 2009 to September 30, 2009	$19.50	$17.00
October 1, 2009 to October 31, 2009	$19.50	$15.50
November 1, 2009 to November 30, 2009	$17.05	$15.55
December 1, 2009 to December 21, 2009	$17.25	$16.06

On December 21, 2009, the closing price of our LP Units on the TSX was C$17.00.

OUR PARTNERSHIP

Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. Our registered office is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and our telephone number at that address is +1 441 296-4480. Our partnership and its related entities were established by Brookfield to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life infrastructure assets that generate stable cash flow, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current business consists of the ownership and operation of premier utilities, transportation and timber assets in North and South America, Australasia, Europe and China. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. For additional information, please refer to our most recent Annual Report on Form 20-F, as amended on September 17, 2009, for the fiscal year ended December 31, 2008.

RECENT DEVELOPMENTS

Recapitalization of Babcock & Brown Infrastructure

On October 8, 2009, Brookfield and our partnership entered into agreements with third parties pursuant to which, subject to the terms and conditions contained therein, we would participate in the restructuring and recapitalization of Babcock and Brown Infrastructure (“BBI”) (the “Transaction”).

In conjunction with the Transaction, on November 6, 2009, our partnership closed a Canadian public offering of limited partnership units (the “Offering”). The Offering raised approximately $555 million in aggregate net proceeds following the underwriter’s election on November 11, 2009 to exercise the over-allotment option. The proceeds were used by our partnership to finance, in part, the Transaction.

On November 16, 2009, at a special meeting of our unitholders, minority unitholders approved, by approximately 97% of the votes cast, an additional investment by Brookfield in our partnership (the “Brookfield Investment”). As a result, our partnership issued a total of approximately $385 million of redeemable partnership units and general partner units to Brookfield, allowing Brookfield to maintain its approximate 41% interest in us, following the closing of the Offering. We used the proceeds to finance, in part, our participation in the Transaction.

On November 20, 2009, Brookfield and our partnership closed the Transaction. Concurrent with the closing, BBI was renamed Prime Infrastructure. In total, Brookfield and our partnership invested $1.1 billion in the recapitalization of BBI. We invested approximately $940 million of the total amount to acquire a 40% interest in Prime Infrastructure and 60% of two direct investments acquired from BBI: Australia-based Dalrymple Bay Coal Terminal (“DBCT”) and UK-based BBI Port Acquisitions (“PD Ports”). Brookfield and other co-investors acquired the remaining 40% interest in the two direct investments.

With the completion of the Transaction, our utility segment is now comprised of assets that include Transelec, NGPL, Powerco, International Energy Group, Great Lakes Power Transmission and Tasmania Gas Network. Our transportation portfolio is now comprised of businesses such as DBCT, WestNet Rail, PD Ports and Euroports. Finally, our timberlands portfolio now includes Longview Timber and Island Timberlands in North America.

Following the Brookfield Investment, we have approximately 63.2 million limited partnership units, 42.5 million redeemable partnership units and 1.0 million general partner units outstanding.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks incorporated by reference from our most recent Annual Report on Form 20-F, as amended on September 17, 2009 and the other information incorporated by reference in this prospectus, as updated by our subsequent filings with the SEC in reports on Form 6-K, or pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act, which are incorporated herein by reference, and those described in the applicable prospectus supplement. For more information see “Where You Can Find More Information” and “Documents Incorporated By  Reference.”

CONSOLIDATED CAPITALIZATION

The following table sets forth our partnership’s total assets and total net assets as at June 30, 2009 on an actual basis and as adjusted to give effect to the transactions referred to in our partnership’s unaudited pro forma consolidated financial statements contained in the Form 6-K filed on December 22, 2009 and incorporated by reference herein, as though they had each occurred on June 30, 2009.

	As at June 30, 2009
(unaudited in millions)	Actual	Pro Forma
Assets
Limited partnership investment in Brookfield Infrastructure	$547.7	$1,089.2

Total assets	547.7	1,089.2
Liabilities	$—	$—
Net assets	547.7	1,089.2

Total net assets	$547.7	$1,089.2

REASON FOR THE OFFER AND USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement accompanying this prospectus, we expect to use the net proceeds of the sale of securities by us for general corporate purposes.

The actual application of proceeds from the sale of any particular offering of securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our unaudited ratio of earnings to combined fixed charges and preferred dividends for the periods indicated. Because we did not have any preferred limited partnership units outstanding during the period presented, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein from our Annual Report on Form 20-F, as amended on September 17, 2009, for the fiscal year ended December 31, 2008.

	For the Six Months Ended June 30, 2009		For the Year Ended December 31,
			2008		2007		2006		2005		2004
Ratio of earnings to combined fixed charges and preferred dividends(2)	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)

(1)	We have not issued any indebtedness or preferred limited partnership units as of the date of this prospectus.

(2)

In computing the ratio of earnings to combined fixed charges and preferred dividends, earnings is the result of adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and subtracting interest capitalized and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Combined fixed charges represent interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense and preferred security dividend requirements of consolidated subsidiaries. Preferred security dividend means the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.

The preceding ratios do not reflect the issuance of any securities under this prospectus. Should we offer any preferred limited partnership units under a prospectus supplement, we will include ratios which give effect to the issuance of the preferred limited partnership units in the prospectus supplement.

SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below.

We may sell from time to time, in one or more offerings, limited partnership units and preferred limited partnership units.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF LIMITED PARTNERSHIP UNITS

Our LP Units are limited partnership interests in our partnership. Holders of our LP Units are not entitled to the withdrawal or return of capital contributions in respect of our LP Units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our partnership as described in our Annual Report on Form 20-F or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, and as described below under “Description of Preferred Limited Partnership Units”, a holder of our LP Units will not have priority over any other holder of our LP Units, either as to the return of capital contributions or as to profits, losses or distributions. Holders of our LP Units will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, holders of our LP Units do not have any right to have their LP Units redeemed by our partnership. Any material U.S. and Canadian federal income tax considerations related to such LP Units will be described in a prospectus supplement. For a more detailed description of our LP Units, please refer to our Annual Report on Form 20-F, as amended on September 17, 2009, for the fiscal year ended December 31, 2008.

DESCRIPTION OF PREFERRED LIMITED PARTNERSHIP UNITS

The material terms of any class or series of preferred limited partnership units (“preferred LP Units”), that we offer, together with any material U.S. and Canadian federal income tax considerations relating to such preferred LP Units, will be described in a prospectus supplement.

Our amended and restated limited partnership agreement authorizes us to establish one or more classes, or one or more series of any such classes of preferred LP Units with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of our LP Units), as shall be fixed by our general partner, Brookfield Infrastructure Partners Limited, in its sole discretion, including: (i) the right to share in our profits and losses or items thereof; (ii) the right to share in our distributions; (iii) the rights upon our dissolution and liquidation; (iv) whether, and the terms and conditions upon which, we may or shall be required to redeem our preferred LP Units (including sinking fund provisions); (v) whether such preferred LP unit is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each preferred LP unit will be issued, evidenced by certificates and assigned or transferred; and (viii) the requirement, if any, of each such preferred LP unit to consent to certain partnership matters.

The issuance of preferred LP Units may have the effect of discouraging, delaying or preventing a change of control of us. The issuance of preferred LP Units with voting and conversion rights may adversely affect the voting power of the holders of our LP Units.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through dealers or agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of such methods.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act.

We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the U.S. and Canadian securities legislation. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Such transactions, if commenced, may be discontinued at any time. Certain persons may also engage in passive market making transactions as permitted by Rule 103 of Regulation M. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Our partnership is organized under the laws of Bermuda. A substantial portion of our partnership’s assets are located outside of Canada and the United States and certain of our directors, as well as certain of the experts named in this prospectus, are residents of jurisdictions outside of Canada and the United States. We have expressly submitted to the jurisdiction of the Ontario courts and have appointed an attorney for service of process in Ontario and in the United States. However, it may be difficult for investors to effect service within Ontario or elsewhere in Canada or the United States upon those directors and experts who are not residents of Canada or the United States. Furthermore, it may be difficult to realize upon or enforce in Canada or the United States any judgment of a court of Canada or the United States against us or our directors or experts since a substantial portion of our assets are located outside of Canada and the United States.

We have been advised by counsel that there is no treaty in force between Canada and Bermuda or the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a Canadian or U.S. judgment would be enforceable in Bermuda against us or our directors and experts depends on whether the Canadian or U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and experts, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a Canadian or U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a judgment as long as (1) the court had proper jurisdiction over the parties subject to the judgment; (2) the court did not contravene the rules of natural justice of Bermuda; (3) the judgment was not obtained by fraud; (4) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (6) there is due compliance with the correct procedures under the laws of Bermuda.

In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of Canadian or U.S. federal securities laws that is either penal in nature or contrary to public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda. Specified remedies available under the laws of Canadian or U.S. jurisdictions, including specified remedies under Canadian securities laws or U.S. federal securities laws, would not likely be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and experts in the first instance for a violation of Canadian securities laws or U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

LEGAL MATTERS

The validity of the LP Units and the preferred LP Units and certain other legal matters with respect to the laws of Bermuda will be passed upon by Appleby, Hamilton, Bermuda. As of the date hereof, the partners and associates of Appleby beneficially own, directly or indirectly, in aggregate, less than one percent of our securities.

EXPERTS

The financial statements of Brookfield Infrastructure Partners L.P., incorporated in this Prospectus by reference from Brookfield Infrastructure Partners L.P’s Annual Report on Form 20-F/A, and the effectiveness of Brookfield Infrastructure Partners L.P.’s internal control over financial reporting have been audited by Deloitte & Touche LLP in Canada, a firm of independent registered chartered accountants, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated and combined financial statements of Brookfield Infrastructure L.P., as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, incorporated in this Prospectus by reference from Brookfield Infrastructure Partners L.P’s Annual Report on Form 20-F/A, have been audited by Deloitte & Touche LLP in Canada, a firm of independent registered chartered accountants, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the acquisition of 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited on March 12, 2008 which was accounted for as a reorganization of the entities under common control, and have been presented giving retroactive effect to the transaction for all periods presented), which is incorporated herein by reference. Such consolidated and combined financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Brookfield Infrastructure Partners Limited as at December 31, 2008, incorporated in this Prospectus by reference, has been audited by Deloitte & Touche LLP in Canada, a firm of independent registered chartered accountants, as stated in their report, which is incorporated herein by reference. Such balance sheet has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ETC Holdings Ltd. and its subsidiaries as of and for the years ended December 31, 2008 and December 31, 2007, have been audited by Ernst & Young Ltda., independent registered public accounting firm, as set forth in their report thereon.

The consolidated financial statements of Island Timberlands Limited Partnership as of and for the years ended December 31, 2008 and 2007, incorporated in this Prospectus by reference from Brookfield Infrastructure Partners L.P’s Annual Report on Form 20-F/A, as amended, have been audited by Deloitte & Touche LLP in Canada, a firm of independent registered chartered accountants, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Longview Timber Holdings Corp., as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, incorporated in this Prospectus by reference from Brookfield Infrastructure Partners L.P’s Annual Report on Form 20-F/A, have been audited by Deloitte & Touche LLP in the United States of America, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Prime Infrastructure Holdings Limited as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007, incorporated in this Prospectus by reference, have been audited by Deloitte Touche Tohmatsu in Australia, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

To our knowledge, Deloitte & Touche LLP in Canada is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario, Deloitte Touche Tohmatsu has complied with the independence requirements of the Australian Corporations Act 2001 and applicable codes of professional conduct, and Ernst & Young Ltda. has complied with the SEC rules on auditor independence with respect to ETC Holdings Ltd.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as amended on September 17, 2009, the “Recent Developments” section and in the documents incorporated by reference to this prospectus as referred to in “Documents Incorporated by Reference” above, no reportable material changes have occurred since December 31, 2008.

EXPENSES

The following are the estimated expenses of the offering of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$	*
Blue sky fees and expenses		**
Transfer agent fees		**
Printing and engraving costs		**
Legal fees and expenses		**
Accounting fees and expenses		**
Miscellaneous		**

Total	$	*

*

The Registrant is registering an indeterminate amount of securities under this Registration Statement and in accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee.

**	The applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Limited Partnership Units

$

Prospectus Supplement

                    , 2012

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